FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 3, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 3, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Joseph Tung, CFO / Vice President
Keelung Road, Taipei, Taiwan, 110	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCED SPIN-OFF OF ITS MATERIAL BUSINESS

Taipei, Taiwan, R.O.C., May 2, 2006 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (the “Company”) today announced that in order to facilitate its business specialization, to strengthen its core competences and to further develop its material businesses, the Company proposes to divide and transfer its existing materials business department (including assets, liabilities, and business) to its wholly owned subsidiary, ASE Electronics Inc. (the “Proposed Spin-Off”)

ASE intends to use March 31, 2006 to be the calculation cut-off day of the Proposed Spin-Off. The book value of the assets to be transferred from the Company to ASE Electronics Inc. amounts to NT$4,121,506,001; the liability’s amounts to 1,866,832,360; and the net value is NT$2,254,673,641. The Company will receive 1 common share of ASE Electronic Inc. for every NT$10 value of the total net value of its materials business department to be transferred, and will receive a total of 225,467,364 new shares issued by ASE Electronic Inc., at a par value of NT$10 per share, as consideration for the divided material business department transferred to ASE Electronic Inc. The total paid-in capital of ASE Electronics Inc. will amount to NT$2,284,673,640 and ASE Electronics Inc. will remain a wholly-owned subsidiary of the Company.

Subject to approval of the shareholders’ meeting of both the Company and ASE Electronics Inc., the record date of the Proposed Spin-Off is set for August 1, 2006. However, if changes are needed due to future business evaluation, objective circumstances, or instructions from regulatory authorities, the board of directors or the Chairman of the Company and ASE Electronics Inc. are authorized to set forth a new record date.

The Company will hold its 2005 Annual Shareholders Meeting on June 21, 2006 to discuss the Proposed Spin-Off at Auditorium, Nantze Economic Processing Zone, No. 600, Jiachang Rd., Nantz Chiu, Kaohsiung 811, Taiwan, R.O.C. According to the ROC Company Law, the closed period is from April 23, 2006 to June 21, 2006.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.